Exhibit 99.2
EARLY WARNING REPORT

UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND),
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
AND
NATIONAL INSTRUMENT 62-103

1.	Name and address of the Offeror:

Kinross Gold Corporation (“Kinross”)
40 King St. West, Scotia Plaza, 52nd Floor
Toronto, Ontario
M5H 3Y2

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On April 28, 2008, Kinross subscribed for 3,000,000 common shares of BCGold Corp. pursuant to a non-brokered private placement.

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Kinross will acquire 3,000,000 common shares or 12.8% of the issued and outstanding common shares of BCGold Corp. at a subscription price of Cdn. $0.35 per common share for an aggregate purchase price of Cdn. $1,050,000.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:

(i)	the Offeror, either alone or together with any joint actors, has ownership and control:

Kinross will acquire 3,000,000 or 12.8% of the issued and outstanding common shares of BCGold Corp.

(ii)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(iii)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable.

6.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

These securities are being acquired for investment purposes and, other than as indicated therein, Kinross may increase or decrease its holdings in BCGold Corp.at attractive prices at any time.

7.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable

8.	Names of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:

Not applicable.

9.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Cdn. $0.35 per share for aggregate purchase price of Cdn. $1,050,000

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 61-103 in respect of the reporting issuer’s securities:

Not applicable.

DATED at Toronto, Ontario, this 30th day of April, 2008.

KINROSS GOLD CORPORATION

By:	//Shelley M. Riley//
	Name:	Shelley M. Riley
	Title:	Vice President, Administration and Corporate Secretary